UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                   Financial Security Assurance Holdings Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    31769P100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 3, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                               / /     Rule 13d-1(b)
                               /X/     Rule 13d-1(c)
                               / /     Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

                                  SCHEDULE 13G

----------------------------------     ----------------------------------------
CUSIP No.                       Page      2     of     4      Pages
          31769P100                         -------        --------
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

EXEL LIMITED
I.R.S. Employer Identification No.:  98-0191089
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                        (b) / /

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3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION


Cayman Islands
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                             5         SOLE VOTING POWER

        NUMBER OF                          1,632,653
          SHARES           ----------------------------------------------------
       BENEFICIALLY          6         SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING          ---------------------------------------------------
       PERSON WITH:           7         SOLE DISPOSITIVE POWER

                                           1,632,653
                           ----------------------------------------------------
                             8         SHARED DISPOSITIVE POWER


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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                        1,632,653
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       / /


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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.18%
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12        TYPE OF REPORTING PERSON (See Instructions)

              CO
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                               Page 2 of 4 Pages

Item 1(a)  Name of Issuer:
     Financial Security Assurance Holdings Ltd. ("FSA")

Item 1(b)  Address of Issuer's Principal Executive Offices:
     350 Park Avenue
     New York, New York  10022

Item 2(a)  Name of Person Filing:
     EXEL Limited

Item 2(b)  Address of Principal Business Office:
     Cumberland House
     1 Victoria Street
     Hamilton, Bermuda HM11

Item 2(c)  Citizenship:
     Cayman Islands

Item 2(d)  Title of Class of Securities:
     Common Stock, par value $.01 per share

Item 2(e)  CUSIP Number:
     31769P100

Item 3:
     Not applicable.

Item 4  Ownership:

          (a) Amount beneficially owned: 1,632,653 shares of Common Stock; these shares are held by Garrison Investments Ltd., an indirect wholly-owned subsidiary of EXEL Limited, by virtue of its ownership by X.L. Investments Ltd., X.L. Insurance Company, Ltd. and X.L. Holdings Limited.

          (b) Percent of class:

               5.18% (31,531,104 total outstanding shares of class, based on 1,632,653 shares plus 29,898,451 outstanding shares as set forth in FSA's Form 10-Q for the quarterly period ended June 30, 1998)

          (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: 1,632,653

               (ii) shared power to vote or to direct the vote:

               (iii) sole power to dispose or to direct the disposition of:
                    1,632,653

               (iv) shared power to dispose or to direct the disposition of:

Item 5  Ownership of Five Percent or Less of a Class
                  Not applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the
                  Security Being Reported on by the Parent Holding Company:
                  Not applicable.


                               Page 3 of 4 Pages

Item 8 Identification and Classification of Members of the Group:
                  Not applicable.

Item 9  Notice of Dissolution of Group:
                  Not applicable.

Item 10  Certification:
                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1998




By: /s/ Paul S. Giordano
    ---------------------------------
    Title:  Senior Vice President
             and General Counsel



                               Page 4 of 4 Pages